UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

BlackSky Technology Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

09263B108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09263B108	Page 2 of 8

1.	Name of Reporting Person VCVC IV LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,951,809
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,951,809
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,951,809
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 8.6% (1)
12.	Type of Reporting Person (see instructions) OO

(1)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 116,116,470 shares of the Issuer’s Common Stock outstanding as of November 12, 2021, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2021, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on November 15, 2021.

CUSIP No. 09263B108	Page 3 of 8

1.	Name of Reporting Person VCVC Management IV LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,951,809
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,951,809
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,951,809
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 8.6% (1)
12.	Type of Reporting Person (see instructions) OO

(1)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 116,116,470 shares of the Issuer’s Common Stock outstanding as of November 12, 2021, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2021, filed on Form 10-Q with the SEC on November 15, 2021.

CUSIP No. 09263B108	Page 4 of 8

1.	Name of Reporting Person Cougar Investment Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,951,809
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,951,809
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,951,809
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 8.6% (1)
12.	Type of Reporting Person (see instructions) OO

(1)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 116,116,470 shares of the Issuer’s Common Stock outstanding as of November 12, 2021, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2021, filed on Form 10-Q with the SEC on November 15, 2021.

CUSIP No. 09263B108	Page 5 of 8

Item 1(a)		Name of Issuer.

BlackSky Technology Inc. (the “Issuer”)

Item 1(b)		Address of Issuer’s Principal Executive Offices.

13241 Woodland Park Road
Suite 300
Herndon, VA 20171

Item 2(a)		Name of Person Filing.

VCVC IV LLC (“VCVC”)
VCVC Management IV LLC (“VCVC Management”)
Cougar Investment Holdings LLC (“Cougar” and, together with VCVC and VCVC Management, the “Reporting Persons”)

Item 2(b)		Address of Principal Business Office or, if none, Residence.

The address of the principal business office of each of the Reporting Persons is:

505 Fifth Avenue South
Suite 900
Seattle, WA 98104

Item 2(c)		Citizenship.

		VCVC:	Delaware
		VCVC Management:	Delaware
		Cougar	Delaware

Item 2(d)		Title of Class of Securities.

Class A Common Stock, $0.0001 par value

Item 2(e)		CUSIP Number.

09263B108

Item 3		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP No. 09263B108	Page 6 of 8

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: _______________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

a.	Amount Beneficially Owned:

As of December 31, 2021, the Reporting Persons may be deemed to share beneficial ownership of an aggregate total of 9,951,809 shares of the Issuer’s Class A Common Stock. VCVC is the direct beneficial owner of all of the securities described in the preceding sentence. VCVC Management serves as the manager of VCVC. Cougar is the managing member of VCVC Management. Pursuant to its organizational documents, Cougar’s officers possess the authority to represent and conduct the business affairs of Cougar, including, without limitation, exercising voting and investment discretion. By reason of these relationships, VCVC, VCVC Management, and Cougar may be deemed to share voting and investment discretion over securities directly and beneficially owned by VCVC. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

b.	Percent of Class:

As of December 31, 2021, the Reporting Persons were deemed to directly or indirectly beneficially own 8.6%, in the aggregate, of the Issuer’s outstanding Class A Common Stock. This percentage was calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Exchange Act, and based on an aggregate total of 116,116,470 shares of the Issuer’s Class A Common Stock outstanding as of November 12, 2021, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2021, filed on Form 10-Q with the SEC on November 15, 2021.

CUSIP No. 09263B108	Page 7 of 8

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote:

VCVC	0
VCVC Management	0
Cougar	0

ii.	Shared power to vote or to direct the vote:

VCVC	9,951,809
VCVC Management	9,951,809
Cougar	9,951,809

iii.	Sole power to dispose or to direct the disposition of:

VCVC	0
VCVC Management	0
Cougar	0

iv.	Shared power to dispose or to direct the disposition of:

VCVC	9,951,809
VCVC Management	9,951,809
Cougar	9,951,809

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.141-11.

CUSIP No. 09263B108	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022	VCVC IV LLC

	By:	VCVC Management IV LLC, its manager
	By:	Cercano Legacy Manager LLC, its manager

	By:	/s/ Yongbai Choi
Yongbai Choi, Authorized Person

Date: February 10, 2022	VCVC MANAGEMENT IV LLC

	By:	Cercano Legacy Manager LLC, its manager

	By:	/s/ Yongbai Choi
Yongbai Choi, Authorized Person

Date: February 10, 2022	COUGAR INVESTMENT HOLDINGS LLC

	By:	Cercano Management LLC
	Its:	Investment Manager

	By:	/s/ Yongbai Choi
Yongbai Choi, Vice President